# SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
**Phone: 07 3633 4700, Fax: 07 3268 5231**
ABN: 45 098 448 269
E-Mail: info@sams.com.au


27 October 2003

03037246

82-34648

SUPPL

The Australian Stock Exchange Limited
Company Announcement Office

## ANNOUNCEMENT TO THE MARKET

RELEASE OF ESCROW SHARES

In accordance with Listing Rules 3.10A, we wish to advise that the Company has 13,580,000 fully paid ordinary shares which will be released from voluntarily restrictions on 30 October 2003.

Yours faithfully,

Ken Situ
Company Secretary

# Sam's Seafood Holdings limited

## (ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700  Fax: 61-7-3268 5231  Email: ken@sams.com.au

---

28/10/2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

34648

**RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~**

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 28 October 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited